Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 23, 2024

FAIRFAX ANNOUNCES THE PASSING OF RAMASWAMY ATHAPPAN

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) regrettably announces that Ramaswamy Athappan, Chairman and Chief Executive Officer of Fairfax Asia Limited, has passed away.

Over the past 22 years, Mr. Athappan has been a driving force in developing Fairfax’s insurance operations in Southeast Asia. He made invaluable contributions to the success of Fairfax and Fairfax Asia over these years through his leadership, mentorship and guidance. “Mr. Athappan was an exceptional leader with an incredible track record of success. He was a trusted and valued colleague, but most importantly, he was a very good friend of mine and many others here at Fairfax,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “To his family members and loved ones, we send our deepest condolences on the loss of a very special person.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946